EXHIBIT 7.1

Calculation of Ratio of Earnings to Fixed Charges

	Years Ended June 30,
	2001		2002		2003		2004		2005
	($in thousands)
EARNINGS
Pretax income (loss)	$4,731		$4,233		$3,948		$(4669)		$(7,143)
Less: Capital taxes	413		368		445		474		—
Fixed charges (computed below)	15,636		13,361		13,546		12,587		20,823
Less: Interest capitalized	—		190		735		—		—

Total earnings (A)	$19,954		$17,036		$16,314		$7,444		$13,680

FIXED CHARGES
Interest expensed (1)	$11,565		$7,714		$7,668		$8,829		$17,679
Interest capitalized	—		190		735		—		—
Estimate of interest in lease expense	4,071		5,457		5,143		3,758		883
Write-off of Deferred Financing Costs	$—		$—		$—		$—		$2,261

Total fixed charges (B)	$15,636		$13,361		$13,546		$12,587		$20,823

RATIO OF EARNINGS TO FIXED CHARGES (A) DIVIDED BY (B)	1.3	x	1.3	x	1.2	x	0.6	x	0.7	x

(1)	Includes amortization of deferred financing costs.
(2)	For the fiscal years ended June 30, 2004 and 2005, the ratio of earnings to fixed charges was less than one-to-one due to deficiencies in earnings of approximately $5.1 million and $7.1 million, respectively.